Exhibit 11

W.W. Grainger, Inc. and Subsidiaries

COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended March 31,
BASIC:	2008	2007

Weighted average number of shares outstanding	77,933,996	83,979,114

Net earnings	$ 114,238,000	$ 101,787,000

Earnings per share	$ 1.47	$ 1.21

DILUTED:

Weighted average number of shares outstanding	77,933,996	83,979,114

Potential Shares:

Shares issuable under outstanding common stock equivalents	7,092,017	8,508,610

Shares which could have been purchased using the anticipated proceeds from common stock equivalents, based on the average market value for the period	(4,974,895)	(5,860,223)

	2,117,122	2,648,387

Dilutive effect of common stock equivalents prior to being settled	80,437	131,448

	2,197,559	2,779,835

Adjusted weighted average number of shares outstanding	80,131,555	86,758,949

Net earnings	$ 114,238,000	$ 101,787,000

Earnings per share	$ 1.43	$ 1.17